SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of March 2017

Commission File Number 000- 29884

EVIATION AIRCRAFT LTD.

(Translation of registrant's name into English)

1 Ha’Ofeh Street, Kadima-Tzoran, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐         No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

R.V.B. Holdings Ltd. has completed the process of its corporate name change from R.V.B. Holdings Ltd. to Eviation Aircraft Ltd. (the “Company”).

The Company adopted its new name as part of its transformation into its new business focus of designing, developing and manufacturing a light electric passenger aircraft and providing supportive services required for an economically viable electric aircraft eco-system.

In connection with the Company’s name change, effective March 2, 2017, the Company’s ordinary shares will be quoted under the ticker symbol EVTNF.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

March 2, 2017	EVIATION AIRCRAFT LTD.

	By:	/s/ Omer Bar Yochai
	Name:	Omer Bar Yochai
	Title:	Chief Executive Officer

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